September 24, 2010

BY EDGAR AND FEDEX

Mr. Jay Williamson

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, DC 20549

Re:	Vera Bradley, Inc.

Registration Statement on Form S-1 filed on July 1, 2010

Amendment No. 1 filed on August 13, 2010

Amendment No. 2 filed on September 7, 2010

Amendment No. 3 filed on September 24, 2010

File No. 333-167934

Dear Mr. Williamson:

On behalf of Vera Bradley, Inc. (the “Company”), enclosed for your review is Amendment No. 3 to the Company’s Registration Statement on Form S-1 (Registration No. 333-167934) (the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on July 1, 2010, amended by Amendment No. 1 to the Registration Statement filed with the Commission on August 13, 2010 and amended by Amendment No. 2 to the Registration Statement filed with the Commission on September 7, 2010. An electronic version of Amendment No. 3 concurrently has been filed with the Commission through its EDGAR system. The enclosed copy of Amendment No. 3 has been marked to reflect changes made to Amendment No. 2 to the Registration Statement.

Set forth below are the responses of the Company to the comments of the Staff contained in the Staff’s letter to the Company, dated September 13, 2010, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Mr. Jay Williamson

September 24, 2010

Form S-1, filed September 7, 2010

Prospectus Summary, page 1

Comment No. 1

We note your response to prior comment two from our letter dated August 26, 2010. The reference to the potential to open 300 stores in the long-term is currently unclear within the context of your overall plans for the business. In an appropriate location, please revise to address your store expansion plans including whether you intend to grow your stores to this level, if so, when, and whether you foresee adding new stores at an increasing rate.

Response:

While the Company believes there is potential to open 300 stores, it does not plan to do so in the immediate future. It expects to open 14 to 16 new stores over the course of fiscal year 2012 and 14 to 20 new stores annually for the following five fiscal years. The Company has revised pages 3, 9, 27, 51 and 55 of the Registration Statement to reflect this expansion plan.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Results of Operations, page 30

Comment No. 2

We note your response to prior comment five from our letter dated August 26, 2010 and partially reissue. To enhance investor’s understanding of your business, please revise to quantify the effect of each causal factor that you cite for material changes in your results of operations. In this regard your discussion should tell the story of your business through the eyes of management and tie your results and overview together in a more thorough analysis.

Response:

The Company has revised pages 33, 35, 36, 37 and 38 of the Registration Statement to quantify the effect of each causal factor cited for material changes in its results of operations. In addition, the Company has reviewed its results of operations disclosure in MD&A, and has provided more thorough analysis, where appropriate.

Mr. Jay Williamson

September 24, 2010

Executive Compensation, page 64

Comment No. 3

We note your disclosure on page 68 that you paid certain named executive officers additional cash bonuses in connection with their Section 83(b) elections. Please disclose the amounts on an individual basis.

Response:

The Company has revised page 69 and 75 of the Registration Statement to disclose the individual amounts of the additional cash bonuses paid to named executive officers and non-employee directors in connection with their Section 83(b) elections.

Part II

Exhibits

Exhibit 10.4

Comment No. 4

We note that exhibit 10.4 is missing exhibits to the exhibit. Please file the exhibit in its entirety, as required by Item 601(b)(10) of Regulation S-K.

Response:

The Company has filed Exhibit 10.4 in its entirety with Amendment No. 3.

**********

Mr. Jay Williamson

September 24, 2010

In addition, the Company would like the Staff to note the following:

—

Refinancing of Credit Agreement.    The Company plans to refinance its credit agreement at the end of September 2010. The Company undertakes to update the Registration Statement to reflect the terms of the new credit agreement and will file the material agreements relating to the new credit agreement in its next Amendment following the completion of the refinancing of its credit agreement.

—

Reorganization Transaction.    The Company plans to effectuate the reorganization transaction on October 3, 2010. The Company undertakes to update the Registration Statement to give effect to the reorganization transaction and will file the material agreements relating to the reorganization transaction in a pre-effective Amendment to its Registration Statement.

—

Estimated Initial Offering Price Range.    The Company will include the estimated initial offering price range and the stock split in an Amendment to its Registration Statement, to be filed before printing preliminary prospectuses and beginning the road show.

—	Exhibits. The Company undertakes to file the balance of the exhibits in a pre-effective Amendment to its Registration Statement.

—	Underwriting Syndicate. In its next Amendment, the Company plans to indicate the names of additional underwriters participating in the offering.

If you have any questions regarding any of the responses in this letter or Amendment No. 3, please call me at (312) 558-6061 or, in my absence, Steven J. Gavin at (312) 558-5979.

Respectfully submitted,

/s/ Arlene K. Lim

Arlene K. Lim

Enclosures

cc:	Pam Howell
Raj Rajan
Brian Bhandari
Patrick Daugherty (Foley & Lardner LLP)